Gold market sees launch of new adaptive ETF: Wilshire Phoenix's WGLD

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(Kitco News) - Gold's long-term bull trend isn't over even as the market faces difficult headwinds in the near-term, according to the market's newest gold-backed exchange-traded product.

Wilshire Phoenix announced Thursday the debut of the Wilshire wShares Enhanced Gold Trust (NYSE Arca: WGLD). In a press release, the company said that its new ETF seeks to outperform a stand-alone investment in gold and reduce its volatility without the use of any futures, leverage, or derivatives.

The company added that its proprietary index utilizes an adaptive exposure approach to automatically rebalance physical gold and cash based on changing market conditions. This rebalancing allows for a passive investment vehicle to seek more robust performance and a decreased risk profile when compared to a stand-alone investment in physical gold.

"WGLD offers all investors immediate access to an entirely distinct strategy and structure in a transparent and efficient manner," said Bill Herrmann, managing

partner at Wilshire Phoenix, in a statement. "WGLD combines an institutional-like strategy with retail-level ease of access to offer a dynamic, first-of-its-kind ETF. Today marks a considerable milestone for Wilshire's wShares as we plan to offer many more accessible products that combine institutional-like characteristics with our thoughtful approach."

In an email statement to Kitco News, Will Cai, partner and head of Wilshire's wShares, said that the current gold environment is a good example of how its new ETF can navigate the recent volatility. He explained that because of market conditions, the fund is 84% invested in gold, instead of its full weight.

Cai added if the start of 2021 is an indication for the rest of the year, investors should expect to see higher volatility in the gold market.

The launch of WGLD comes as the gold market experienced a bad week as prices dropped below $1,800 an ounce, falling to an eight-month low. The gold market is suffering as bond yields push to their highest level since the COVID-19-induced market rout in March 2020.

Cai said that gold has room to fall lower; however, he added that the precious metal hasn't completely lost its shine as a safe-haven asset and inflation hedge.

"It is probably too early to expect yield curve control, but don't count out gold as strong fiscal and monetary policies are likely to be put into play that will positively affect gold's macro drivers," he said.

By Neils Christensen
For Kitco News

nchristensen@kitco.com
www.kitco.com